Contact Information Richard Walker EVP and Chief Financial Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-736-3377 (direct dial) 303-754-4025 (facsimile)

April 20, 2012
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 8-K Filed May 6, 2011
Form 10-K for the Fiscal Year Ended November 30, 2011, as Amended
Filed February 8, 2012
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated April 11, 2012, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 8-K Filed May 6, 2011

Item 5.07 Submission of Matters to a Vote of Security Holders

1. We are unable to locate information regarding the company's decision, in light of the shareholder advisory vote on the frequency of executive compensation, as to how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials. In this regard, we note the disclosure that states, By the vote described below, the shareholders elected to advise the Company to seek an advisory vote on the compensation of named executive officers every year (annually). While this disclosure appears to provide information regarding the results of the shareholder vote, it does not appear to report the company's decision pursuant to the requirement in Item 5.07(d) of Form 8-K. Please explain why this information was not disclosed in the Form 8-K or in an amendment to the Form 8-K within the time period specified under the Item.

Securities and Exchange Commission
April 20, 2012

While we understand that we did not provide the required 8-K/A filing required by Item 5.07(d) of Form 8-K, we believe that we have provided adequate and informative disclosure with respect to the annual executive compensation vote in at least two instances:

(1) In our most recent Proxy Statement, filed February 28, 2012, we provided a shareholder vote on executive compensation for the second consecutive year and disclosed that our Board of Directors had adopted an annual frequency for the executive compensation vote; and

(2) In Item 5 of the Form 8-K furnished on April 18, 2012, in conjunction with reporting the results of the recent shareholder vote on executive compensation, we disclosed that an annual shareholder vote on executive compensation had been approved by both our shareholders and our Board of Directors.

Accordingly, we respectfully request that the Staff deem the foregoing to be appropriate disclosure on the subject matter and waive the Form 8-K disclosure requirement cited above.

Form 10-K for the Fiscal Year Ended November 30, 2011, as Amended

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition

Software, page 13

2. We note your disclosure that states you have established vendor-specific objective evidence (VSOE) of fair value of maintenance through independent maintenance renewals, which demonstrate a consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price. Please clarify if all maintenance renewals are expressed as a consistent percentage of the discounted or undiscounted license list price or if the percentage varies based on the type of product or other factors. Additionally, please tell us how you determined that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

We determined that the renewal rates are substantive based on the fact that over 95% of our customers (representing more than 90% of our software maintenance revenue) renew at a rate of either 16% or 20% of the discounted or undiscounted license list price, depending on the product.

3. We also note that your maintenance periods have terms up to three years. Please tell us how you established VSOE of fair value for initial maintenance periods greater than one year. We refer you to ASC 985-605-55-57 and 58 in this regard.

We have minimal agreements with multi-year maintenance terms, accounting for less than 0.5% of total software maintenance revenue for 2011. Since the multi-year terms were priced and invoiced as if they were individual one-year terms, we used the one-year VSOE in valuing these arrangements. Our disclosure was made to inform the reader of the range of time periods covered by our customer agreements rather than as an indication of materiality. Since these multi-year terms are immaterial both individually and in the aggregate, we will update future filings

Securities and Exchange Commission
April 20, 2012

to remove the reference to those longer periods unless they become material to the financial statements.

Multiple-element arrangements, page 14

4. We note your disclosure that in using the relative selling price method, you allocate the fair value of each element of the arrangement based on standalone sales of the products and services. As the term fair value is inconsistent with the application of the relative selling price method, please revise your disclosure in future filings accordingly.

We will revise our disclosure in future filings to remove the reference to fair value as it relates to the application of the relative selling price method.

5. We also note your disclosure that you allocate revenue to each element based on stand-alone sales of your products and services. Please clarify whether the stand-alone sales of your products and services constitutes VSOE of selling price or whether is it used in addition to other factors, inputs, assumptions and methods in determining an estimated selling price. Please update your disclosure in future filings as necessary. Refer to ASC 605-25-50-2(e).

Stand-alone sales of our products and services constitutes VSOE of selling price. We are not using any other factors, inputs, assumptions or methods to determine an estimated selling price. We will update our disclosure in future filings to reflect this response.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-736-3377.

Sincerely,

/s/ Richard Walker
Richard Walker
EVP and Chief Financial Officer